Exhibit 99.2

Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323

Condensed Interim Financial Statements as of September 30, 2025, and for nine-month periods ended September 30, 2025  and 2024

Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323

Condensed Interim Financial Statements for September 30, 2025 and 2024

Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323
Condensed Interim Statements of Financial Position
As of September 30, 2025 and December 31, 2024
(Mexican pesos)

	Notes	September 30,	December 31,
		2025	2024
Assets
Current Assets:
Cash and cash equivalents and restricted cash	3	$8,548,849	$351,043,211
VAT receivable		37,098	-
Other receivable		1,890,486	-
Related parties	4	739,702,489	267,364,622

Total current assets		750,178,922	618,407,833

Due from related parties	4	5,462,660,548	5,956,767,033
Total non-current assets		5,462,660,548	5,956,767,033

Total assets		$6,212,839,470	$6,575,174,866

Liabilities and Net Assets
Current Liabilities:
Current instalments of long-term debt	5	$5,782,445,753	$205,425,938
Trade accounts payables and accumulated expenses		4,607,986	-
Due to related parties	4	27,044,340	24,766,643
Taxes payable, mainly VAT		130,110,261	38,455,089
Contributions for future net assets		365,038	365,038
Total current liabilities		5,944,573,378	269,012,708

Non-current Liabilities:
Due to related parties, excluding current portion		302,786,550	338,419,950
Long-term debt, excluding current instalments	5	-	5,954,627,285
Total non-current liabilities		302,786,550	6,293,047,235

Total liabilities		6,247,359,928	6,562,059,943

Net Assets
Net parent investment		10,000	10,000
Retained earnings (accumulated deficit)		(34,530,458)	13,104,923
Total Net Assets		(34,520,458)	13,114,923

Total Liabilities and Net Assets		$6,212,839,470	$6,575,174,866

The accompanying notes are an integral part of these condensed interim financial statements.

Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323
Condensed Interim Statement of Profit or Loss and Other Comprehensive Income
For the nine-month periods ended September 30, 2025 and the period started from April 16, 2024 to September 30, 2024
(Mexican pesos)

	For the nine-month period ended September 30 2025	For the period started April 16 to September 30 2024

Direct and selling, general and administrative expenses:
Bank commissions	$29,764	$10,687
Costos of obtaining loans	15,021,167	-
Professional fees	13,021,099	-
Administrative services	115,930	-
Taxes	59,090	-
Other expenses	1,900	-
Total direct and selling, general and administrative expenses	(28,248,950)	(10,687)

Exchange rate (expense) income, net	(15,835,508)	3,647,312
Interest income	575,368,215	34,795,483
Interest expense	(593,968,978)	(38,355,915)
Income from the placement of loans	15,049,840	-

Net (loss) income for the period	(47,635,381)	76,193

Total comprehensive (loss) income for the period	$(47,635,381)	$76,193

The accompanying notes are an integral part of these condensed interim financial statements.

Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323

Condensed Interim Statement of Changes in Net Assets
For the nine-month period ended September 30, 2025 and the period started from April 16, 2024 to September 30, 2024

	Note	Net parent investment	Retained earnings (accumulated deficit)	Total

Initial capital contribution April 16, 2024		$10,000	$-	$10,000

Comprehensive income for the period		-	76,193	76,193

Balance as of September 30, 2024		$10,000	$76,193	$10,000

Balance as for January 1, 2025		$10,000	13,104,923	$13,114,923

Comprehensive loss for the period		-	(47,635,381)	(47,635,381)

Balance as of September 30, 2025		$10,000	$(34,530,458)	$(34,520,458)

The accompanying notes are an integral part of these condensed interim financial statements.

Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323

Condensed Interim Statements of Cash Flows
For the nine-month period ended September 30, 2025 and the period started from April 16, 2024 to September 30, 2024
(Mexican pesos)

	For the nine month period September 30, 2025	For the period stared April 16 to September 30, 2024
Cash flows from operating activities:
(Loss) income before income taxes	$(47,635,381)	$76,193
Adjustments for:
Amortization of costs to obtain loans	15,021,167	-
Interest expense	578,947,811	38,355,915
Interest income	(572,844,822)	-
	(26,511,225)	38,432,108
Changes in:
Increase in VAT and other receivables	(1,927,584)	-
Increase in trade payables	4,607,986
Increase in VAT payable	91,685,172	-
Increase in related parties	(18,982,511)	12,856,106
Net cash flows from operating activities	48,871,838	51,288,214

Cash flows used in investing activities:
Loans granted to related parties	-	(5,398,702,484)
Net cash flows used in investing activities		(5,398,702,484)

Cash flows from financing activities:
Contributions for future increase in assets	-	365,038
Proceeds from loans	-	5,900,910,000
Borrowing costs paid	-	(221,275,816)
Interest paid	(391,366,200)	-
Net cash flows from financing activities	(391,366,200)	5,679,999,222

Net (decrease) increase in cash and cash equivalents and restricted cash	(342,494,362)	332,584,952

Cash and cash equivalents and restricted cash at the beginning of the period	351,043,211	10,000

Cash and cash equivalents and restricted cash at the end of the period	$8,548,849	$332,594,952

The accompanying notes are an integral part of these condensed interim financial statements.

Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323

Notes to the Condensed Interim Financial Statements
As of September 30, 2025 and December 31, 2024
(Amounts in Mexican pesos)

1.	Reporting Entity and description of business

a.	Corporate information

On December 26, 2025, Elias Sacal Cababie, Chief Executive Officer, Marcos Sacal Cohen, Chief Operating Officer and Oscar Jazmani Mendoza Escobar, Interim Global Chief Financial Officer, authorized the issuance of these condensed interim financial statements.

Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323 (the “Trust” and “issuer”) a trust constituted on April 16, 2024 by Murano PV, S. A. de C. V., Operadora Hotelera GI, S. A. de C. V. and Fideicomiso Murano 2000 CIB/3001, all as guarantors and secondary beneficiaries of the Trust and Banco Actinver, S. A., Institución de Banca Múltiple, Grupo Financiero Actinver, as Collateral Agent, for the benefit of the Bondholders, as First Lien Beneficiary. The Trust is domiciled at Bucareli 42 No. 202 C, Centro, Cuauhtémoc, 06040, Ciudad de México. The ultimate controlling entity of the Trust is Murano Global Investments PLC.

The Trust is part of the development of a resort complex in Grand Island, Cancun, Quintana Roo (the “GIC Complex” developed by Murano Group (the Group), which is ultimately expected to incorporate around 1,016 rooms and approximately 1,254 condominiums, a convention center (under the World Trade Center brand), a water park and a beach club. The Trust’s management and board of directors, following recent market developments and market outlook, have updated the Trust’s strategic development pipeline as follows:

I.
Phase one will operate under two brands:  (i) 400 rooms, operated under the “Vivid” brand, an adult-only brand; and (ii) 616 rooms, to be operated under the “Dreams” brand, a family-friendly brand. On April 1, 2024, the Vivid hotel began operations. The remaining rooms are expected to commence operations in 2026. The Trust decided to delay the opening of Dreams, following consultation with the hotel operator, to leverage experience from the first months of the operation of Vivid and certain improvements requested by the hotel operator.  This includes property enhancements and remedial work required by the hotel operator to adhere to the hotel operator’s global building standards, and changes to the common areas within Dreams, including more space for meetings and events. The Trust is exploring strategic alternatives to complete part of the phase one of the GIC Complex (including assessing funding needs, additional revisions to the project’s development pipeline, and discussing with the current hotel operator regarding potential changes to the current operations and administration services agreement). See Notes 2b. and 8(2). for additional reference about covenants compliance.

b.	Significant transactions

2025

i.	Refer to note 8 “Subsequent events” for significant transaction after September 30, 2025.

ii.
On September 12, 2025, Murano Global Investments PLC announced that Murano Group’s trust vehicle, CIBanco, S.A., Institución de Banca Múltiple (succeeded by Banco Multiva, S.A., Institución de Banca Múltiple, Grupo Financiero Multiva, as trustee), in its capacity as fiduciario (trustee) under the trust agreement CIB/4323 (FID/4323) (as amended, the “Issuer Trust”) did not make the scheduled interest payment due on such date in respect to the 2031 Notes.  See note 8 (1) for additional defaults.

iii.
During Q2 2025, the Group initiated an enhancement to its corporate strategy focused on building a Bitcoin (BTC) Treasury while continuing to concentrate on its core operations, real estate development and the management of its hotel and resort business in Mexico. However, as announced on September 4, 2025, and in conjunction with the corporate governance changes at Murano Global Investments PLC (its parent company), including the resignation of four members of the board and the global Chief Financial Officer, as well as the appointment of one independent director and an interim global Chief Financial Officer, the Group decided to pause its BTC treasury initiative. This decision reflects management’s focus on supporting the optimization of its Mexican real estate assets and the restructuring of its debt obligations. The Board believes that this approach will enhance operational efficiency and better align with the Company’s long-term objectives.

2024

iv.
On October 17, 2024, Murano PV and NAFIN signed a secured loan agreement up to U.S.$70,378,287. This loan is intended to assist Murano PV with its working capital. The maturity of this loan is October 28, 2027.  On October 28, 2024, the Group received the tranche A and part of the tranche B, for a total  amount of U.S.$54,942,059.  The interest will be capitalized during the term of the loan at an interest rate of SOFR + 3.75% for the first year, SOFR + 4.00% for the second year and SOFR + 4.25% for the third year.

v.
On September 12, 2024, the Group closed a 144A bond financing, issuing secured senior notes for U.S.$300 million (see Note 7 (13)). The main uses of this financing were to repay in full the balances of the secured mortgage syndicated loan from Fideicomiso Murano 2000 /CIB 3001 and the VAT.

vi.
Fideicomiso Irrevocable de Emisión, Administración y Pago No. CIB/4323 is a trust constituted on April 16, 2024, by Murano PV, S.A. de C.V., Operadora Hotelera GI, S.A. de C.V., and Fideicomiso Murano 2000 CIB/3001, all as grantors and second beneficiaries of the Trust, and Banco Actinver, S.A., Institución de Banca Múltiple, Grupo Financiero Actinver, as Collateral Agent, for the benefit of the Bondholders, as First Beneficiary.

vii.	The GIC I complex phase began operations with the inauguration of the Vivid Hotel on April 1, 2024.

2.	Basis of preparation

In accordance with the “Ley General de Sociedades Mercantiles” and the statutes of the Trust, the Technical Committee of the Trust has the power to modify the financial statements after issuance. The financial statements will be submitted for approval at the next meeting of the Technical Committee.

a.	Statement of compliance

These condensed interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting.

These condensed interim financial statements do not include all the information and disclosures required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards and should be read in conjunction with the financial statements as of December 31, 2024 the period then ended. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Trust’s financial position and performance since the last annual financial statements.

b.	Going concern basis

These condensed interim financial statements have been prepared assuming the Trust will continue as a going concern. However, management has identified material uncertainties that may cast substantial doubt on the ability of the Trust to continue as a going concern. As a result, the Trust may be unable to realize its assets and discharge its liabilities in the normal course of business.

The Trust is an emerging growth company. The trust has incurred significant debt primarily to fund operating expenses and finance the construction projects. As of September 30, 2025, total current liabilities exceed the amount of total current assets, and management believes that financial resources to fund its operations for the twelve months subsequent to the authorization and issuance of these condensed interim financial statements may be insufficient.

In addition, as of and after September 30, 2025, certain covenants have been breached as follows:.

i
The Trust did not make the scheduled interest payment due on September 12, 2025 in respect to the 2031 Notes and failed to make the interest payment within the 30-day grace period ending on October 12, 2025, such failure constitutes an Event of Default under the Indenture governing the 2031 Notes. The Group delivered the 2024 audited financial statements of the entities Murano PV,  Fideicomiso Murano 2000, Operadora Hotelera GI, and Fideicomiso CIB 4323 after the 120 days period established in Section 4.03 of the Indenture governing the US$300MM 11.00% Senior Secured Notes due 2031 (the “2031 Notes”) issued on September 12, 2024.

The Group has not yet delivered the audited financial statements of the Trust 3224, which includes the mortgage over the private unit 2 of the Cancun Complex, as this trust has no operations other than the mortgage described above. The Company expects to deliver those financial statements in the short term.

As the Group continues with formal discussion with the ad hoc group of the Note. Due to the breaches described above the Notes are classified as current liability as of September 30, 2025.

As of the issuance date of these financial statements, management continues to evaluate strategies to obtain the necessary operating cash flow required, comply with the affirmative and negative covenants of the financing agreement, and/or execute a debt restructuring that results in favorable modifications to the current contractual terms for the Trust, including certain affirmative and negative covenants that might be in breach; likewise, to allow the Trust to have the necessary cash flow to pay its obligations as they become due. In making these evaluations, the Trust’s management has considered available cash sources, income from the hotel operations of its related party that acts as guarantor of the cash flows, and future financing operations including a possible debt restructuring, as well as the possible financial support from the principal shareholder of the group to which the Trust belongs. However, the Trust might not be able to access future financing when required. Therefore, there is no assurance that the Trust will be able to obtain the necessary liquidity in a timely manner or under commercially acceptable terms.

Therefore, these facts and conditions indicate that there is a material uncertainty that may cast significant doubt about the Trust’s ability to continue as a going concern and, therefore, it is likely that the Trust may not be able to realize its assets and fulfill its liability obligations in the normal course of its activities.

These condensed interim financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities and reported expenses that may otherwise be required if the going concern basis for the Trust as of September 30, 2025, and for the period then ended, were not appropriate.

c.	Use of judgments and estimates

In preparing these condensed interim financial statements, management has made judgments and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgments made by management in applying the Trust’s accounting policies and the key sources of estimation uncertainty are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.

d.	Measurement of fair values:

A number of the Trust’s accounting policies require the measurement of fair values, for both financial assets and liabilities and non-financial assets and liabilities.

The Trust has an established control framework with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the chief financial officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, the valuation team assesses the evidence obtained from the third parties to support the conclusion that these valuations meet the requirements of the Accounting Standards, including the level in the fair value hierarchy in which the valuations should be classified.

When measuring the fair value of an asset or a liability, the Trust uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability are categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Trust recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

e.	Material accounting policies

These condensed interim financial statements follow the same accounting policies and methods of computation as the last annual financial statements.

f.	New accounting standards or amendments for 2025 and forthcoming requirements

A number of new accounting standards and amendments to accounting standards are effective for annual periods beginning after January 1, 2025 and have been adopted by the Trust. Their adoption has not had any material impact on the disclosure or the amounts reported in these interim financial statements. The Trust has not early adopted any forthcoming new or amended accounting standards in preparing these condensed interim financial statements.  The Trust does not expect to have a significant impact from the adoption of the forthcoming standards.

3.	Cash and cash equivalents and restricted cash

As of September 30, 2025 and December 31, 2024 cash and cash equivalents and restricted cash is as follows:
	As of
	September 30, 2025	December 31, 2024

Bank deposits (1)	$8,548,849	$351,043,211

Total cash and cash equivalents and restricted cash	$8,548,849	$351,043,211

(1)
On March 12, 2025 the Trust paid the first coupon of interest in the amount of U.S.$16,500,000 and capitalized the 2% PIK interest in the amount of U.S.$3,000,000 to the principal amount of the senior notes that from that date has a balance of $303,000,000. As of the date of the issuance of these interim condensed financial statements, the debt service reserve fund has not be fully funded. See notes 2b. “Going concern” and Note 8(2)., for additional defaults subsequent to September 30, 2025.

4.	Related-party transactions and balances-

Outstanding balances with related parties as of September 30, 2025 and December 31, 2024 are as follows:

	As of
	September 30, 2025	December 31, 2024

Receivable
Affiliate:

Murano World, S. A. de C. V.(1)	$314,387,504	$315,490,917
Fideicomiso Murano 2000/CIB3001 (2)	5,887,975,533	5,908,640,738
Total related parties’ receivable
	6,202,363,037	6,224,131,655

Short term	$739,702,489	$267,364,622

Long term	$5,462,660,548	$5,956,767,033

	As of
	September 30, 2025	December 31, 2024

Payable:
Affiliate:

Operadora Hotelera GI, S. A. de C. V. (3)	$12,270,174	$8,253,780
Murano World, S. A. de C. V. (4)	8,046,598	8,993,561
Murano PV, S. A. de C. V. (4)	6,727,568	7,519,302
Fideicomiso Murano 2000 CIB/3001(5)	302,786,550	338,419,950
Total related parties payable	329,830,890	363,186,593

Short term	$27,044,340	$24,766,643

Long term	$302,786,550	$338,419,950

(1)	This balance is composed of the following transaction:

On September 12, 2024, the Trust granted a long-term loan to Murano World, S. A. de C. V. for USD$15,246,052 with a maturity of 7 years and an interest rate of 11% plus 2% paid-in-kind (PIK) interest, which is capitalized during the first 3 years of the loan agreement.

The loan includes its origination cost.

(2)	This balance is composed of the following transaction:

On September 12, 2024, the Trust granted a long-term loan to Murano World, S. A. de C. V. for USD$285,534,199 with a maturity of 7 years and an interest rate of 11% plus 2% paid-in-kind (PIK) interest, which is capitalized during the first 3 years of the loan agreement. Additionally, it grants a guarantee fund equivalent to USD$16,500,000 under safekeeping, which may be offset against the principal at the end of the agreement term (see account payable).

The loan includes its origination cost.

(3)
Cash flow generated from the hotel’s operation, deposited in bank checking accounts in the name of the Trust. These resources will be used for the payment of the senior notes, as stipulated in the trust agreement.

(4)	Reimbursement of expenses.

(5)
Derived from the debt issuance agreement by Fideicomiso 4323 (“Indenture Agreement”) entered into on September 12, 2024, Fideicomiso Murano 2000 CIB/3001 grants a guarantee fund equivalent to USD$16,500,000.00 (Sixteen million five hundred thousand U.S. dollars 00/100 legal tender in the United States of America) under safekeeping, which may be offset against the principal amount upon the termination of this Loan Agreement.

5.	Long-term debt

	As of
	September 30, 2025	December 31, 2024

Current liabilities:
Interest	$362,708,756	$205,425,938
Secured senior notes	5,419,739,997	-
Total current liabilities	$5,782,448,753	$205,425,938

Non-current liabilities:
Secured senior notes	$-	$5,954,627,285
Total non-current liabilities	$-	$5,954,627,285

		Nominal interest rate 2025		As of
	Currency		Maturity	September 30, 2025	December 31, 2024

Fideicomiso 4323 (issuer trust):
Senior Notes(1)	USD	11% plus 2% of PIK capitalized first three years	2031	$5,615,864,721	$6,153,090,000
Cost to obtain loans and commissions				(196,124,724)	(233,007,287)
Total Fideicomiso 4323				5,419,739,997	5,920,082,713

Accrued interest payable				362,708,756	239,970,510

Total debt				5,782,448,753	6,160,053,223

Current instalments				5,782,448,753	205,425,938

Long-term debt, excluding current instalments				$-	$5,954,627,285

(1)
On September 12, 2024, the Trust closed a 144A bond financing, issuing secured senior notes for U.S.$300 million (see note 1). The main uses of this financing were to repay in full the balances of the secured mortgage syndicated loan and the receivable VAT credit from its related party, Fideicomiso Murano 2000/CIB 3001, and the remaining balance was transferred as working capital to Murano World, S.A. de C.V. (Murano World), related party. The senior notes are guaranteed by private unit 1, owned by Fideicomiso Murano 2000/CIB 3001, as well as by private unit 2, belonging to Murano World from the Cancún Complex. They are also guaranteed by the collection rights from the hotel operations of the 1,016 rooms, the collection rights from future rents of F2000, and the shares of Operadora Hotelera GI, S. A. de C. V.

On December 10, 2024, the Trust registered US$300 million senior notes on the Singapore Exchange (SGX), with the effective listing date commencing on December 11, 2024.

On April 22, 2025, Operadora Hotelera GI, S. A. de C. V. on behalf of the Issuer Trust, gave notice of the occurrence of a Rapid Amortization Event due to the failure by the Issuer Trust to maintain a debt service coverage ratio of at least 1.0:1.0 as of the calculation date falling on March 31, 2025. The debt service coverage ratio still on default as of September 30, 2025.  Such Rapid Amortization Event did not result in the debt being callable under the terms of the Senior Secured Notes.  See Note 8(2) for additional details about defaults subsequent to September 30, 2025.

6.	Income tax

The Trust is considered not to engage in business activities in accordance with Rule 3.1.14 of the Miscellaneous Tax Resolution (“Resolución Miscelánea Fiscal”), provided it continues to comply with the requirements cited therein. Therefore, it will not be obligated to file provisional payment for this tax; however, for VAT purposes, it must file definitive payments in accordance with Article 74 of the Regulations to the Value Added Tax Law (“Reglamento de la Ley del Impuesto al Valor Agregado”).

Regarding income tax (“ISR”) withholdings made to the Trust by banking institutions, these will be recorded as a distribution when delivered to their Beneficiaries. The beneficiaries or, when applicable, the guarantors, must pay taxes under the corresponding titles of the income tax (“ISR”) law, regarding accumulable income and authorized deductions obtained through the Trust.

7.	Commitments and contingencies

(a)	In accordance with Mexican tax law, the tax authorities are empowered to examine transactions carried out during the five years prior to the most recent income tax return filed.

(b)
In accordance with the Mexican tax Law, companies carrying out transactions with related parties are subject to certain requirements as to the determination of prices, which should be like those used in arm’s-length transactions. Should the tax authorities examine the transactions and reject the related-party prices, they could assess additional taxes plus the related inflation adjustment and interest, in addition to penalties of up to 100% of the omitted taxes.

(c)
The Trust has analyzed the risk of future covenant breaches in the following twelve months under the terms of the Senior Secured Notes and lease agreements. As referred to in the Going Concern Note 2b., in order to address and mitigate the risks of such future possible covenant breaches including payment of debt service and cash reserve requirements, amongst others. The Trust is under negotiations with the holders of the Senior Secured Notes for a potential restructuring. Whilst the terms of such a restructuring of the Senior Secured Notes have not yet been agreed with the noteholders, Management believes that, based such a restructuring plan, is likely to be successful.

8.	Subsequent events

1.
The Trust did not make the scheduled interest payment due on September 12, 2025 in respect to the 2031 Notes and failed to make the interest payment within the 30-day grace period ending on October 12, 2025, such failure constitutes an Event of Default under the Indenture governing the 2031 Notes.

As part of this process, the Trust has initiated discussions with key stakeholders, including an ad hoc group of Noteholders representing a significant majority of the outstanding amount of the 2031 Notes, as well as other financial creditors. The Trust also maintained close communication with the Noteholders advisors to support these efforts and intends to pursue a consensual, out-of-court restructuring solution.

This decision reflects the Trust’s ongoing efforts to preserve liquidity in the face of continued operational and financial challenges.  The Trust is implementing a strategy to strengthen its capital structure and ensure long-term financial sustainability.  The Trust confirms that it continues to meet, and remains committed to meeting, its operational obligations to key suppliers, vendors, clients and commercial partners as they come due.

2.
The Trust continues exploring strategic alternatives to complete phase one of the GIC Complex (including assessing funding needs, additional revisions to the project’s development pipeline, and discussing with the current hotel operator regarding potential changes to the current operations and administration services agreement).

* * * * * *